Carlos Beharie is has been a Director of Quickclass since 2001. In his recent position as Senior Vice President and Senior Medical Director of HIP of New York, Dr. Beharie was responsible for the Care Management and Behavioral Health functions for its 800,000 HMO members. This includes the development and implementation of medical policy, quality management, health care delivery system interface, and recruitment and training of management and leadership staff. Prior to joining HIP, Dr. Beharie served as Executive Vice President and Chief Medical Officer for Physicians Health Services, Inc., a subsidiary of Foundation Health Systems, Inc. Dr. Beharie previously held several regional and corporate positions with FHP Healthcare in Southern California, Arizona and the Asia-Pacific Region, where he had direct bottom-line responsibility. In addition to medical management functions, Dr. Beharie was also responsible for health plan operations, contracting and network development. From 1982 to 1989, he was a practicing Obstetrician / Gynecologist and Chief of OB/GYN for FHP Healthcare in Southern California. Dr. Beharie is involved in several professional organizations including the American College of Obstetrics and Gynecology, the American College of Physician Executives and the National Medical Association. Dr. Beharie received his BA and MD degrees from Boston University and his MBA from the University of Phoenix. He completed his residency training in Obstetrics and Gynecology at the Boston City Hospital where he served as Chief Resident.